82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

JAN -8 AM 7:21

Santos

04012084

Date: Thu 01 Jan 2004 03:24:08 AM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Incident update - Moomba Gas Plant

SUPPL

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Number of pages (incl. cover sheet): 3

dlw 1/14

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Santos
www.santos.com

newsrelease

Stock Exchange Release 6.00 p.m. CST
1 January 2004

Incident at the Moomba Gas Plant

At approximately 3.00 a.m. today, Thursday, 1 January, 2004, a gas leak and fire occurred in the Liquids Recovery Plant section of the Moomba Gas Plant in central Australia. No casualties or injuries resulted.

Santos emergency services personnel extinguished the main fire this morning.

The plant has been shut down in response to the incident with no gas supplies being delivered into pipeline networks.

The cause of the incident has not yet been determined.

Senior Santos management has flown to Moomba and is investigating the cause of the incident and assessing the extent of the damage.

At this stage, it is not possible to assess the cost of any loss or the time that it will take before full production is restored. However, Santos maintains insurance cover that includes property damage and business interruption, subject to deductibles.

Santos is examining alternative means of processing raw gas, supply of gas from storage and exporting oil.

Santos is working with Government authorities in the investigation and further details will be provided as available. Customers and authorities have been informed.

The next update is expected at around 11.00 a.m. tomorrow (Friday 2 January 2004).

The interests of the South Australian Cooper Basin Producers are:

Santos (Operator)	59.75%
Delhi (ExxonMobil)	20.21%
Origin Energy	13.19%
Novus Australia Resources	4.75%
Basin Oil (OMV)	2.10%

Santos Ltd ABN 80 007 550 923
GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

For further information contact:
Graeme Bethune
(08) 8224 7040 or 0419 828 617

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Thu 01 Jan 2004 09:30:34 PM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos Update - Moomba Gas Plant

Number of pages (incl. cover sheet): 2

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Santos

www.santos.com

Friday 2 January, 2004

Update - Incident at Moomba Gas Plant

Further assessments were made overnight and this morning of the extent of damage to the Liquids Recovery Plant section of the Moomba Gas facility in central Australia which was damaged in a gas leak and fire early yesterday morning.

Santos personnel were this morning able to commence more detailed visual checks of the fire damage.

Santos said the plant remained shut down with no gas supplies being delivered into pipeline networks to Adelaide and Sydney. Limited oil production is continuing.

The Company was continuing to investigate the cause of the incident, assess the extent of damage and review the likely timing of supply resumption.

The possibility of delivering limited gas supplies into the network from previously processed gas stored underground at Moomba is being examined.

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8224 7040 / 0407 979 982

Investor enquiries:
Mark Kozned
(08) 8224 7043 / 0407 747 908

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

newsrelease

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Fri 02 Jan 2004 03:25:58 AM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos Jan 2 - Update 2

Number of pages (incl. cover sheet): 2

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

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Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos

www.santos.com

Friday 2 January, 2004

Update Number 2 - Incident at Moomba Gas Plant

Santos expects limited supplies of gas to be delivered tonight from Moomba into the gas pipeline grid.

The gas to be supplied has been previously processed through the Moomba plant and stored in underground reservoirs during periods of low demand.

Total volumes are expected to build to approximately 100 terajoules per day (TJ/d). This is up to 30 per cent of the Moomba plant's current summer demand.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8224 7040 / 0407 979 982

Investor enquiries:
Mark Kozned
(08) 8224 7043 / 0407 747 908

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

newsrelease

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 JAN -8 AM 7:21

Santos

Date: Tue 06 Jan 2004 11:55:23 PM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - John Brookes, field development and increase field interest through acquisition

Number of pages (incl. cover sheet): 3

If this transmission is not received properly, call (08) 8218 5722 **to arrange re-transmission**

Is this being sent to the right person on the right number?

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Santos

www.santos.com

7 January 2004

Successful appraisal of John Brookes advances field development and Santos increases field interest through acquisition

Santos Limited announces that the John Brookes joint venture has further delineated the gas resource in the John Brookes field with the second appraisal well, Thomas Bright-2.

The well has successfully appraised the southern area of the field with a significant 3.2-kilometre step-out from the first Thomas Bright-1 well, drilled in March 2003. A gross gas column of 51.5 metres between 2822 and 2873.5 metres sub-sea was intersected in the well which was in line with the pre-drill prognosis.

A preliminary estimate of the gas resource in the field following the drilling of Thomas Bright-2 indicates a gross 2P (proven and probable) volume of approximately 800 billion cubic feet (BCF) up from an earlier projection of 400 BCF.

The John Brookes joint venture has signed a letter of intent with Newcrest Mining Limited for 20 million cubic feet a day over 15 years with sales expected to commence in the fourth quarter of 2004.

The John Brookes discovery is located in exploration permit WA 214-P, in the Carnarvon Basin, offshore Western Australia. The field was discovered in 1998 with the drilling of John Brookes-1.

Work on the development plan for John Brookes will now be completed, with project sanction expected during the first quarter of 2004 and first production in mid 2005.

"The successful appraisal of Thomas Bright-2 gives us greater confidence to market this gas," said Santos' Managing Director, Mr John Ellice-Flint.

In addition, Santos has taken a further 7.5 per cent interest in the exploration permit WA 214-P increasing its interest from 37.5% to 45% effective December 1, 2003 prior to drilling the Thomas Bright-2 appraisal well.

Apache has also increased its interest in the permit from 37.5% to 55%.

Santos (45%) and Apache (55% and operator) are also joint venturers in the East Spar gas field (WA 13L) and the related processing and gas export facilities on Varanus Island.

newsrelease

"This transaction aligns the commercial interests of the East Spar Joint Venture and the John Brookes Joint Venture, delivering a more focussed approach to exploration, development and gas commercialisation," said Mr Ellice-Flint.

Santos Limited is a major Australian oil and gas exploration and production company with Group interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

Interests in WA 214-P are now:

Apache North West Pty Ltd (operator)	55%
Santos (BOL) Pty Ltd	45%

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
0407 979 982

Investor enquiries:
Mark Kozned
0407 747 908

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Map attached

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 JAN -8 AM 7:21

Santos

Date: Wed 07 Jan 2004 08:42:33 PM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - increase Moomba gas supplies

Number of pages (incl. cover sheet): 4

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos

www.santos.com

newsrelease

8 January 2004

Santos announces plans to increase Moomba gas supplies

Santos Limited today announced plans for a further significant increase in gas supplies from the Moomba Plant following last week's fire.

The Company said that it is targeting to increase daily gas production to 450 terajoules within six to eight weeks under Stage 3 of the strategy to return gas supply at the Moomba Plant.

Oil volumes are also expected to return to near normal levels this weekend.

The higher targeted gas volumes are expected to enable the Moomba Plant to meet its typical expected gas demand.

This will be a substantial increase over Stage 2 which has now taken daily Moomba production to about 170 terajoules per day (TJ /d) (over 40 per cent of typical demand).

The Stage 3 plan to return gas volumes to up to 450 TJ / d involves the repair of a damaged section of the plant, including a significant amount of cable and instrumentation replacement.

Santos Managing Director, Mr John Ellice-Flint, said the move to Stage 3 was based on utilising the Dew Point Control operating mode (DPC) which has been previously used at Moomba for gas production.

"The DPC mode increases the plant's cooling capacity, enabling us to remove liquids from the gas stream to produce sales quality gas," Mr Ellice-Flint said.

"It is a positive step forward in our efforts to get back to normal gas supplies after the unforseen 1 January incident," he said.

"While the DPC plan is being progressed, we are also reconfiguring the plant, involving the installation of additional pipe work and the increased use of silica gel in processing sales gas to underpin production."

"While Stage 3 is being implemented, we will also continue to do whatever we can to further increase volumes under Stage 2".

Field development work in the Cooper Basin is continuing and the Company is also accelerating plans for possible additional development wells.

Exploration activity in the Cooper Basin continues as normal.

Santos Ltd ABN 80 007 550 923

GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

Expanded workforce

Mr Ellice-Flint said a fall in ambient temperatures in the past 24-hours from the high 40 degrees Celsius to the high 30's, and a cooler outlook over coming days, had improved on-site conditions for personnel and would enhance the Company's ability to deliver gas.

Current operations on site include:

- Air freighting a 35-tonne consignment of silica gel from the US;
- Increasing on-site personnel by about 100 to 550 to ensure maximum resources for the incident investigation, repair, reconfiguration, in-field delivery and gas retrieval from storage operations;
- Mobilising international technical experts;
- Commissioning extra camp facilities to house the expanded workforce: and
- The arrival on site of 3 kilometres of cabling to accelerate repair work.

Stage 4

"There will also be a further Stage 4 beyond the current plan, but this is yet to be fully scoped," Mr Ellice-Flint said.

"Stage 4 will see the reinstatement of damaged plant and the return of natural gas liquids production," he said.

"While all stages in the restoration of gas supplies are being performed as quickly as possible, no action will be undertaken which compromises the safety of personnel on site."

Oil production returning to normal

Mr Ellice-Flint also said Santos' oil production from the Cooper Basin was expected to return to around 90 per cent of normal production this weekend.

Planned gross Cooper Basin oil production for January was around 14,500 barrels per day prior to last week's fire but had dropped to around 70 per cent of average daily production for this time of the year.

Stakeholder support

"The dedication of Santos employees to restore supplies has been exceptional," Mr Ellice-Flint said.

"We also appreciate the ongoing co-operation shown by stakeholders, including customers, joint venture partners, Government agencies, pipeline operators, unions and contractor companies, with whom we continue to work closely."

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Graeme Bethune
Santos Limited
0419 828 617

Investor enquiries:
Mark Kozned
Santos Limited
0407 747 908

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Wed 07 Jan 2004 11:56:52 PM EST

To:
SECURITIES EXCHANGE COMMISSION
:
:

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos Weekly Drilling Summary w/e 8 January 2004

Number of pages (incl. cover sheet): 2

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

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Week Ending 08th January 2004

Wildcat Exploration Wells

Jeruk 1

Type	Exploration	
Location	Offshore Indonesia Sampang PSC, East Java Basin. 35km WSW of the Oyong Field and some 40km SE of Surabaya.	
Status at 1500hrs 07/01/04 (Jakarta Time)	Pressure testing intermediate casing. The current depth is 4083m with 332m progress for the fortnight.	
Planned Total Depth	5172m	
Interest	Santos Group	50%
	PT Medco Sampang	50%
Operator	Santos Group	

Hill 1

Type	Exploration Wildcat	
Location	Offshore Victoria, Otway Basin VIC P/51, 50km SE of Bridgewater Bay 1, and some 54km SSE of Portland.	
Status at 0600hrs 08/01/04	Hill 1 has been plugged and abandoned as per program. The well reached a total depth of 2575m with no progress for the week. The rig was released on 24/12/03 and is currently en route to Bounty 2, a Near Field Exploration well in WA 191P.	
Planned Total Depth	2575m	
Interest	Santos Group	80.00%
	INPEX Alpha Ltd	20.00%
Operator	Santos Group	

Torres 1

Type	Gas Exploration	
Location	Texas, USA West Mercedes Prospect, Hidalgo County.	
Status at 0600hrs 07/01/04 (Houston Time)	Running in hole with new bit. The current depth is 3085m with 768m progress for the fortnight.	
Planned Total Depth	4176m	
Interest	Santos Group	25.0% WI
Operator	Suemaur Group	

Heliose 1

Type	Gas Exploration	
Location	QLD, Cooper Basin ATP 259P (Former Total 66 Block), 5.5km SW of Dingera 1 and 62km S of the Ballera Gas Centre.	
Status at 0600hrs 08/01/04	Heliose 1 has been plugged and abandoned having failed to intersect economic hydrocarbons. The well reached a total depth of 2353m with 454m progress for the week. The rig was released on 29/12/03, and has moved to Hebe 1.	
Planned Total Depth	2326m	
Interest	Santos Group	83.2625%
	Delhi	0%*
	Origin Energy Resources Ltd	16.5000%
	Oil Company of Australia	0.2375%
	* - Delhi elected not to participate	
Operator	Santos Group	

During the week ending 8th January, 2004 Santos Limited also participated in 5 delineation and 12 development wells.
A complete list of Santos' drilling activity is available from www.santos.com